October 6, 2010

via U.S. mail and facsimile

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

> **Re:** **PDK Energy Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed September 20, 2010**
> **File No. 333-168661**

Dear Mr. Joffe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. We note the new disclosure in response to comment one of our last letter. Please clarify this new disclosure. For example, please explain the phrase "complete this offering" as there is no minimum amount required to be sold in the offering. Further, please disclose your plans if you do not "complete the offering" and do not start operations. In this regard, please explain why Rule 419 does not apply to your offering. Rule 419 applies to any company offering penny stock in a registered offering if the company does not have a specific business plan or purpose.

2. Please add a risk factor, as requested by comment one of our prior letter. The disclosure which you have provided appears to be included as part of another risk factor and is too general and unclear. Your risk factor should have a descriptive heading, followed by a few sentences explaining the risk.

3. We note in the last risk factor on page 11 that you believe your annual assessment of your internal controls requirement will first apply to your annual report for the 2010 fiscal year. Please explain to us why you believe you are required to first provide your assessment of your internal controls for the 2010 fiscal year, or revise the date as of which you expect to be required to provide an assessment of your internal controls over financial reporting as necessary.

Use of Proceeds, page 14

4. Please explain the new term "operating proceeds." Please revise your disclosure to comply with prior comment six.

5. Please revise your disclosure to comply with prior comment seven.

6. The new last paragraph under this heading does not agree with the table as almost $3,000 is allocated to product development if 50% is sold in the offering. Please revise.

Dilution, page 15

7. Some of the post offering net tangible book value per share and dilution amounts do not appear correct. For example, at the 75% and 100% sales amounts, you appear to have rounded the amounts of $.002 and $.003 up to $.01 and indicate no dilution. Please recalculate all amounts in this section and revise as necessary.

Regulation, Page 27

8. Please disclose the government regulations applicable to your proposed business activities. See Item 101 (h)(4)(ix) of Regulation S-K.

Liquidity and Capital Resources, page 29

9. We note the proceeds from your offering will satisfy your cash requirements for six months. Given that your offering is best efforts and there is no guarantee that any shares offered will be sold, please disclose the amount of proceeds necessary to satisfy your cash requirements for six months.

10. Please explain the reference to a $250,000 offering in this section.

11. We repeat prior comment 14. The milestones table which you have added to the disclosure does not appear to reconcile with the use of proceeds section. For example, the total costs in the milestones table exceed net offering proceeds at the maximum sales amount. Also, the milestones table does not describe drink development, which appears essential to your business activities. Please revise or explain. Further, please disclose the milestones in the event you receive 100%, 75% and 50% offering proceeds. In this

regard, the use of proceeds table indicates that, at the 50% sales level, $2,940 will be allocated to drink development.

12. You state that you must raise $10,000 in the offering to commence any business operations. Please revise the prospectus to fully disclose your plans in the event you fail to raise $10,000.

Certain Relationships and Related Party Transactions, page 31

13. Please expand your disclosure to disclose all of the principal terms of the loan from Eric Joffe, including, for example, the conversion feature, the demand payment feature and the interest rate increase upon an event of default.

Directors, Executive Officers, Promoters And Control Persons, Page 32

14. We have reviewed your response to prior comment numbers 17 and 18. Please provide the beginning date of Eric Joffe's employment with Cephus Holding Corporation. Also, we note the positions held by Mr. Joffe as disclosed in Cold Gin's prospectus and his position with Barton PK, LLC. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Joffe should serve as a director, in light of the registrant's business and structure, as required by Item 401(e)(1) Regulation S-K.

15. Please comply with the last two sentences of comment number 19 from our prior letter dated September 3, 2010.

16. We have reviewed your response to prior comment 20. Please disclose the amount offered by Cold Gin in its securities offering, the related party transactions and discuss the lack of revenues, as previously requested. Also, disclose the change in control of the company and the benefits received by Cold Gin's control persons in connection with the company, its operations and the change of control. In this regard, we have compared your disclosure against the information provided in Cold Gin's Exchange Act reports. In this regard, for example, we note that Mr. Joffe was a principal shareholder of Cold Gin, holding 37% ownership. Mr. Peter Klamka, another principal shareholder, sold 69% of the shares of Cold Gin for $300,000 in August 2010. Please reconcile your disclosure to the Cold Gin reports, as appropriate. Also, please disclose and quantify the transactions affecting Mr. Joffe's ownership of Cold Gin shares. Supplementally, with a view to disclosure, please tell us whether Mr. Klamka or any of his affiliates own shares in PDK Energy and, if yes, the amount of such ownership. Please tell us whether PDK Energy will conduct any business transactions with Mr. Klamka or his affiliates.

Report of Independent Registered Public Accounting Firm, page F-1

17. We note your response to comment 23 of our letter dated September 3, 2010 and reissued comment in part. We note the audit report opines on the period from July 19, 2010 (date

of inception) through July 31, 2010; rather than from the period July 23, 2010 (date of inception). Please clarify your date of inception and have your auditor revise its report to opine on periods presented in the financial statements. To the extent the audit report is revised, your auditor should revise its consent as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Angela Collette, Esq.
        Via facsimile to (321) 327-8762